Rentokil Initial

Group Secretariat
Rentokil Initial plc
2 City Place
Beehive Ring Road
Gatwick Airport
West Sussex
RH6 0HA

Telephone +44 (0)1293 858 161
Fax +44 (0)1293 858 311

FILE NO: 82-34878

1 September 2009

~~Office of International~~ Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Washington, D.C. 20549
USA

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement)	2. Nothing to report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to report
5. Changes affecting the Board of Directors.	5. Nothing to report
6. Releases to the London Stock Exchange.	6. Nothing to report

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441293 858 161.

Yours faithfully

Alex Laan
Assistant Company Secretary

dlw 9/15

Registered in England No. 5393279
Registered Office: as above.